Exhibit 99.2

ObsEva Announces Sale of Ebopiprant License Agreement to XOMA for up to $113 Million

•	Sale of Ebopiprant royalty and milestone license to XOMA includes upfront payment of $15 million and future milestone payments of up to $98 million

•	The sale proceeds are expected to enable ObsEva to resolve its current over-indebtedness position and to withdraw its pending Swiss moratorium proceedings

•	Sale proceeds expected to position ObsEva to satisfy Nasdaq stockholders’ equity requirement for continued public listing

•	ObsEva expects to have greater than one year of cash runway, providing strategic optionality

Ad hoc announcement pursuant to Art. 53 LR of the SIX Swiss Exchange

GENEVA, Switzerland – November 22, 2022 – ObsEva SA (NASDAQ: OBSV; SIX: OBSN) (“ObsEva” or the “Company”), a biopharmaceutical company developing novel therapies for women’s health, today announced the sale of all of the Company’s rights to Ebopiprant to XOMA Corporation (XOMA) for an upfront payment of $15 million and future milestone payments of up to $98 million. ObsEva expects the sale proceeds to resolve its current over-indebtedness position, enabling the Company to withdraw the Company’s previously announced moratorium proceedings before Swiss courts, as well as position the Company to regain compliance with minimum stockholders’ equity requirements for continued listing on The Nasdaq Stock Market (“Nasdaq”).

“The sale of the Ebopiprant license agreement both strengthens our immediate financial position, while providing the potential for future upside for shareholders,” said Brian O’Callaghan, CEO of ObsEva. “The transaction marks the successful completion of a restructuring process whereby we have extracted material savings through the assignment of contracts, streamlined our organizational structure, and restructured our debt. With the receipt of the upfront payment, we expect to have more than a year of cash runway and an enhanced strategic position, and we intend to turn the Company’s resources towards nolasiban, a novel, oral oxytocin receptor antagonist being developed to improve clinical pregnancy and live birth rates in women undergoing in vitro fertilization, while also evaluating strategic options to maximize shareholder value. ObsEva retains worldwide, exclusive, commercial rights for nolasiban, except for the People’s Republic of China.”

Under the terms of the agreement with XOMA, ObsEva has sold and assigned all its rights to Ebopiprant, an investigational, orally active, selective prostaglandin F2α (PGF2α) receptor antagonist being evaluated as a potential treatment for preterm labor by reducing inflammation and uterine contractions, to XOMA, including the Company’s license agreements with Organon and Merck KGaA, Darmstadt, Germany, and the intellectual property estate. In addition to the $15 million received in upfront proceeds, ObsEva is eligible to receive up to $98 million upon the achievement of certain development and regulatory milestones and sales milestones under the Company’s license agreement with Organon for Ebopiprant that was sold to XOMA in the transaction. In July 2021, ObsEva granted a license to Organon for the global development, manufacturing, and commercial rights to Ebopiprant.

In conjunction with the closing of the transaction, ObsEva and JGB Management, Inc. (“JGB”) entered into a Consent and Amendment Agreement (the “Consent”), whereby JGB consented to ObsEva’s transaction with XOMA, and ObsEva agreed to maintain restricted cash equal to the total amount of outstanding principal under the outstanding convertible notes held by certain funds and accounts managed by JGB, subject to reduction upon conversion or payoff of the notes, and agreed to amend the maturity date for each note to December 31, 2023. Further information with respect to the Consent will be provided in a Form 6-K filed by ObsEva with the Securities and Exchange Commission on November 22, 2022.

As previously announced, ObsEva received a notification letter from Nasdaq advising the Company that it was not in compliance with Nasdaq Listing Rule 5450(b)(1)(A) requiring companies listed on the Nasdaq Global Select Market to maintain a minimum of $10 million in stockholders’ equity for continued listing. The sale proceeds are expected to improve the Company’s ability to regain compliance with Nasdaq’s continued listing requirements, including the minimum stockholders’ equity requirement,    and to position the Company to inform the Swiss court that it is no longer in an over-indebtedness position and to withdraw the pending Swiss moratorium proceedings.

Torreya acted as the exclusive financial advisor to ObsEva on the XOMA transaction.

About Nolasiban

Nolasiban is a novel, oral oxytocin receptor antagonist being developed for improving clinical pregnancy and live birth rates in women undergoing in vitro fertilization. ObsEva retains worldwide, exclusive, commercial rights, except for the People’s Republic of China which has been sub-licensed to YuYuan BioScience (“Yuyuan”). Under the sublicense agreement with Yuyuan for nolasiban, ObsEva is entitled to receive aggregate milestone payments of up to $17 million upon the achievement of specified development, regulatory, and first sales milestones, and aggregate milestone payments of up to $115 million upon the achievement of additional, tiered sales milestones. In addition, Yuyuan has agreed to pay tiered royalties on net sales at percentages ranging from high-single digit to low-second digits.

Yuyuan’s IND application for a Phase 1 clinical trial of nolasiban was recently approved by the Center for Drug Evaluation at the Chinese National Medical Products Administration. Yuyuan plans to initiate a single-center, randomized, double-blind, placebo-controlled Phase 1 clinical trial in China to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamic characteristics of nolasiban in healthy adult female subjects in China.

About ObsEva

ObsEva is a biopharmaceutical company developing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a development program focused on improving clinical pregnancy and live birth rates in women undergoing in vitro fertilization. ObsEva is listed on the Nasdaq Global Select Market and is traded under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is traded under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “ongoing”, “objective”, “plan”, “potential”, “predict”, “should”, “will”, “would”, or the negative of these and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include statements regarding the expected benefits of the XOMA transaction in providing future upside for shareholders, ObsEva’s cash runway and indebtedness position, the receipt of potential milestone payments under the agreement with XOMA, the receipt of potential milestone and royalty payments under the sublicense agreement with YuYuan, Yuyuan’s plans to initiate a Phase 1 clinical trial for nolasiban as designed, the timing, outcome and potential impact of the Company’s intended withdrawal of the pending moratorium proceedings before Swiss courts, and the Company’s plans for and ability to regain compliance with Nasdaq’s continued listing requirements. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties in the ability of the proceeds from the sale to provide the expected benefits, ObsEva’s cash requirements and ability to resolve its current indebtedness position, the achievement of milestones under the agreement with XOMA, the achievement of milestones under the sublicense agreement with YuYuan, the ability of Yuyuan to conduct a Phase 1 clinical trial for nolasiban as designed, the outcome and potential impact of the Company’s intended withdrawal of the pending moratorium proceedings before Swiss courts, including with respect to ObsEva’s agreements with third parties and outstanding debt obligations, ObsEva’s ability to successfully restructure its operations, ObsEva’s ability to regain compliance with the continued listing rules of Nasdaq and the potential for Nasdaq to use its discretionary authority to delist the Company’s common shares in connection with the pending Swiss moratorium proceedings if ObsEva is not able to withdraw such proceedings, the conduct of clinical trials and clinical development, including the risk that the results of earlier clinical trials may not be predictive of the results of later stage clinical trials, ObsEva’s reliance on third parties over which it may not always have full control, and the capabilities of such third parties, the impact of the ongoing novel coronavirus outbreak and other geopolitical events, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with Securities and Exchange Commission (SEC) on March 10, 2022, in the Report on Form 6-K filed with the SEC on August 17, 2022 and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at www.ObsEva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and, except as required by law, ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Administrative Contact

Shauna Dillon

shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Will Brown

will.brown@obseva.com

+1 (334) 313-2319